

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

March 31, 2010

By U.S. Mail and Facsimile to: (407) 843-2448

Robert Rothman
Chief Executive Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

      Re: Florida Bank Group, Inc.
                Amendment No. 4 to Form 10-12G
                Filed March 31, 2010
                File No. 000-53813

Dear Mr. Rothman:

      We have completed our review of your Form 10 and have no further comments at this time.

                               Sincerely,

                               Kevin W. Vaughn
                               Accounting Branch Chief